Reliance
Industries Limited

07027367

October 15, 2007

File No.82-3300

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

SUPPL

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following documents filed with the domestic stock exchanges, for your information and record:-

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1.	Clause 35	October 15, 2007	Disclosure of Shareholding Pattern
2.	BSE letter dated April 24, 2003	October 15, 2007	Disclosure of Shareholding Pattern in Free Float Indices
3.	Clause 49	October 15, 2007	Disclosure of quarterly Compliance Report on compliance with Corporate Governance Guidelines
5.	Clause 47(c)	October 10, 2007	Certificate for the half year ended September 30, 2007 duly signed by a Practicing Company Secretary.
6.		October 13, 2007	Informing that the Company has allotted 6,01,40,560 equity shares to the shareholders of the erstwhile Indian Petrochemicals Corporation Limited (IPCL) pursuant to the Scheme of Amalgamation of IPCL with the Company.

Thanking you,

Yours faithfully,
For Reliance Industries Limited

S. Sudhakar
Vice President
Corporate Secretarial

Encl : a/a

PROCESSED
OCT 23 2007
THOMSON FINANCIAL

RECEIVED
2007 OCT 18 P 2:13

Reliance
Industries Limited

October 15, 2007

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Attention: **Ms. Chitra Sekhar (DCS-CRD)**
Scrip Code: **500325**

Fax No: **2272 3121 / 2272 2037**

Dear Madam,

Sub: Shareholding Pattern as on September 30, 2007

We send herewith Shareholding Pattern of Equity Shares of the Company as on September 30, 2007, in terms of Clause 35 of the Listing Agreement.

As desired, we have also e-mailed the Excel Sheets to 'corp.relations@bseindia.com'

Kindly take the same on record.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

S. Sudhakar
Vice President
Corporate Secretarial

Encl: a/a

(I) (a) Statement showing Shareholding Pattern

Name of the Company : Reliance Industries Limited

Scrip Code : 500325 Quarter ended : 30th September 2007

Category code	Category of shareholder	Number of shareholders	Total number of shares	Number of shares held in dematerialized form	Total shareholding as a percentage of total number of shares	
					As a percentage of (A+B)[1]	As a percentage of (A+B+C)
(A)	**Shareholding of Promoter and Promoter Group[2]**					
(1)	**Indian**					
(a)	Individuals / Hindu Undivided Family	6	1 05 86 013	1 05 86 013	0.79	0.76
(b)	Central Government / State Government(s)	0	0	0	0.00	0.00
(c)	Bodies Corporate	41	59 51 34 520	59 51 23 945	44.24	42.71
(d)	Financial Institutions / Banks	0	0	0	0.00	0.00
(e)	Any other (specify)					
	i. Petroleum Trust (through Trustees for sole beneficiary-M/s Reliance Industrial Investments and Holdings Ltd.)	1	10 46 60 154	10 46 60 154	7.78	7.51
	Sub - Total (A) (1)	**48**	**71 03 80 687**	**71 03 70 112**	**52.80**	**50.98**
(2)	**Foreign**					
(a)	Individuals (Non-Resident Individuals / Foreign Individuals)	0	0	0	0.00	0.00
(b)	Bodies Corporate	0	0	0	0.00	0.00
(c)	Institutions	0	0	0	0.00	0.00
(d)	Any other (specify)					
	Sub - Total (A) (2)	0	0	0	0.00	0.00
	Total Shareholding of Promoter and Promoter Group (A) = (A)(1) + (A)(2)	**48**	**71 03 80 687**	**71 03 70 112**	**52.80**	**50.98**
(B)	**Public Shareholding[3]**					
(1)	**Institutions**					
(a)	Mutual Funds / UTI	416	3 25 00 755	3 20 24 350	2.42	2.33
(b)	Financial Institutions / Banks	416	5 96 148	4 70 935	0.04	0.04
(c)	Central Government / State Government(s)	75	39 51 226	29 49 401	0.29	0.28
(d)	Venture Capital Funds	0	0	0	0.00	0.00
(e)	Insurance Companies	23	6 92 42 757	6 92 32 713	5.15	4.97
(f)	Foreign Institutional Investors	894	28 76 67 847	28 75 43 678	21.38	20.64
(g)	Foreign Venture Capital Investors	0	0	0	0.00	0.00
(h)	Any other (specify)					
	Sub - Total (B) (1)	**1 824**	**39 39 58 733**	**39 22 21 077**	**29.28**	**28.27**
(2)	**Non-institutions**					
(a)	Bodies Corporate	8 791	5 94 31 752	5 82 65 587	4.42	4.26
(b)	Individuals					
	i. Individual shareholders holding nominal share capital up to Rs. 1 lakh	18 30 772	15 28 10 183	9 91 89 382	11.36	10.97
	ii. Individual shareholders holding nominal share capital in excess of Rs. 1 lakh	402	1 74 95 807	1 66 43 133	1.30	1.26
(c)	Any other (specify)					
	i.NRIs/OCBs	17 900	1 12 38 522	68 15 707	0.84	0.81
	ii. Pending Confirmation	0	0	0	0.00	0.00
	Sub - Total (B) (2)	**18 57 865**	**24 09 76 264**	**18 09 13 809**	**17.91**	**17.29**
	Total Public Shareholding (B) = (B)(1) + (B)(2)	**18 59 689**	**63 49 34 997**	**57 31 34 886**	**47.20**	**45.56**
	TOTAL (A) + (B)	*18 59 737*	*134 53 15 684*	*128 35 04 998*	*100.00*	*96.54*
(C)	Shares held by Custodians and against which Depository Receipts have been issued	1	4 81 92 357	4 81 82 807		3.46
	GRAND TOTAL (A) + (B) + (C)	18 59 738	139 35 08 041	133 16 87 805		100.00

[1]For determining public shareholding for the purpose of Clause 40A
[2]For definitions of "Promoter Shareholding" and "Promoter Group" refer to Clause 40A
[3]For definition of "Public Shareholding", refer to Clause 40A

I(b) Statement showing shareholding of persons belonging to the category "Promoter and Promoter Group"

Sr No	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	Petroleum Trust (through Trustees for sole beneficiary-M/s Reliance Industrial Investments and Holdings Ltd.)	10 46 60 154	7.51
2	Eklavya Mercantile Private Limited	6 13 37 013	4.40
3	Bhumika Trading Private Limited	6 05 98 878	4.35
4	Ekansha Enterprise Private Limited	5 97 09 857	4.28
5	Reliance Enterprises Limited	4 47 81 625	3.21
6	Bahar Trading Private Limited	4 33 28 996	3.11
7	Anumati Mercantile Private Limited	4 31 09 368	3.09
8	Madhuban Merchandise Private Limited	3 42 33 723	2.46
9	Sanatan Textrade Private Limited	3 41 27 009	2.45
10	Amur Trading Private Limited	3 30 04 017	2.37
11	Tresta Trading Private Limited	3 29 11 094	2.36
12	Ornate Traders Private Limited	3 22 07 491	2.31
13	Reliance Chemicals Private Limited	3 11 19 999	2.23
14	Reliance Polyolefins Private Limited	3 05 97 462	2.20
15	Reliance Life Sciences Private Limited	1 54 84 025	1.11
16	Reliance Consolidated Enterprises Private Limited	1 49 76 149	1.07
17	Aavaran Textiles Private Limited	1 32 58 167	0.95
18	Smt.K D Ambani	36 65 227	0.26
19	Pams Investments and Trading Company Private Limited	31 84 983	0.23
20	Reliance Aromatics and Petrochemicals Private Limited	29 71 000	0.21
21	Shri.M D Ambani	18 07 923	0.13
22	Smt.Nita Ambani	16 99 073	0.12
23	Ms.Isha M Ambani	16 82 195	0.12
24	Master Akash M Ambani	16 81 595	0.12
25	Fidelity Shares and Securities Private Limited	15 25 055	0.11
26	Reliance Welfare Association	12 27 734	0.09
27	Reliance Energy and Project Development Private Limited	10 29 000	0.07
28	Vita Investments and Trading Company Private Limited	3 08 395	0.02
29	Reliance Industrial Infrastructure Limited	86 000	0.01
30	Master Anant M Ambani	50 000	0.00
31	Jogiya Traders Private Limited	10 010	0.00
32	Fiery Investments and Leasing Private Limited (Amalgamated with Sanatan Textrade Private Limited)	1 150	0.00
33	Clarion Investments and Trading Company Private Limited (Amalgamated with Sanatan Textrade Private Limited)	1 060	0.00
34	Hercules Investments Private Limited	1 000	0.00
35	Nikhil Investments Company Private Limited	1 000	0.00
36	Orson Trading Private Limited (Amalgamated with Sanatan Textrade Private Limited)	1 000	0.00
37	Real Fibres Private Limited	1 000	0.00
38	Dainty Investments and Leasings Private Limited	210	0.00
39	Jagdanand Investments and Trading Company Private Limited	150	0.00
40	Jagdishvar Investments and Trading Company Private Limited	100	0.00
41	Kankhal Investments and Trading Company Private Limited	100	0.00
42	Kardam Commercials Private Limited	100	0.00
43	Kedareshwar Investments and Trading Company Private Limited	100	0.00
44	Krish Commercials Private Limited	100	0.00
45	Kshitij Commercials Private Limited	100	0.00
46	Nityapriya Commercials Private Limited	100	0.00
47	Priyash Commercials Private Limited	100	0.00
48	Pusti Commercials Private Limited	100	0.00
	TOTAL	71 03 80 687	50.98

I(c) Statement showing shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares

Sr No	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	Life Insurance Corporation of India	5 76 64 373	4.14
2	Europacific Growth Fund	1 91 42 718	1.37
	TOTAL	**7 68 07 091**	**5.51**

I(d) Statement showing details of locked -in shares

Sr No	Name of the shareholder	No of locked-in shares	Locked-in shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	Eklavya Mercantile Private Limited	61337013	4.40
2	Bhumika Trading Private Limited	60598878	4.35
3	Ekansha Enterprise Private Limited	59709857	4.28
4	Bahar Trading Private Limited	43328996	3.11
5	Anumati Mercantile Private Limited	43109368	3.09
6	Pusti Commercials Private Limited	100	0.00
7	Krish Commercials Private Limited	100	0.00
8	Priyash Commercials Private Limited	100	0.00
9	Nityapriya Commercials Private Limited	100	0.00
10	Kardam Commercials Private Limited	100	0.00
11	Kshitij Commercials Private Limited	100	0.00
	Total	**268084712**	**19.24**

II(a) Statement showing details of Depository Receipts (DRs)

Sr No	Type of outstanding DR (ADRs,GRDs, SDRs,etc.)	Number of outstanding DRs	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares(i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above)
1	GDRs	24096179	48192357	3.46

II(b) **Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares**

Sr No	Name of the DR Holder	Type of outstanding DR (ADRs,GRDs, SDRs,etc.)	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,*Grand Total* (A)+(B)+(C) indicated in statement at para(I)(a) above}
	Nil	Nil	0	0.00

Reliance
Industries Limited

October 15, 2007

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Kind Attn : Shri P S Reddy
General Manager of Corporate Services

Dear Sir,

Ref : **Scrip Code - 500325**
Sub : **Shareholding Pattern for Free-Float Indices**

We send herewith Shareholding Pattern as on September 30, 2007 for Free-Float Indices in Form A, B and C.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For Reliance Industries Limited

S. Sudhakar
Vice President
Corporate Secretarial

Encl : a/a

FORM A

SHAREHOLDING PATTERN SUMMARY FOR FREE-FLOAT INDICES

Name of the Company : RELIANCE INDUSTRIES LIMITED

Scrip Code 500325 Quarter Ended 30th September, 2007

Category Code	Category	No.of Shares Held	% of Shareholding
I	**CONTROLLING/STRATEGIC HOLDINGS**		
A	**BASED IN INDIA**		
1	Indian Individuals/HUFs & Relatives	1 05 86 013	0.76
2	Indian Corporate Bodies/ Trusts/ Partnerships	69 97 94 674	50.22
3	Persons Acting in Concert (also include Suppliers/ Customers)	0	0.00
4	Other Directors & Relatives (other than in 1 above)	0	0.00
5	Employee Welfare Trusts/ESOPs (already converted into shares but locked in)	0	0.00
6	Banks/Financial Institutions	0	0.00
7	Central/ State Govt.	0	0.00
8	Central/ State Govt. Institutions	0	0.00
9	Venture Funds/ Private Equity Funds	0	0.00
	Sub Total A	**71 03 80 687**	**50.98**
B	**BASED OVERSEAS**		
10	Foreign Individuals (including FDI)	0	0.00
11	Foreign Corporate Bodies (including FDI)	0	0.00
12	Non Resident Indians (Individuals)	0	0.00
13	Non Resident Indian Corporate Bodies	0	0.00
	Sub Total B	0	**0.00**
C	**GDRs/ADRs/ ADSs**	0	0.00
	Sub Total C	0	**0.00**
D	**OTHERS (Please specify here ____________)**	0	0.00
	Sub Total D	0	**0.00**
E	**ANY OTHER SHARES LOCKED-IN (except covered above)**	0	0.00
	Sub Total E	0	**0.00**
	Sub Total I	**71 03 80 687**	**50.98**

....contd

II	FREE FLOAT	No.of Shares Held	% of Shareholding
A	BASED IN INDIA		
1	Indian Individuals/HUFs	17 00 65 251	12.20
2	Indian Corporate Bodies/Trusts/Partnerships	5 94 31 752	4.26
3	Independent Directors & Relatives	2 40 739	0.02
4	Present Employees	0	0.00
5	Banks/Financial Institutions	8 20 061	0.06
6	Central/State Govt.	39 51 226	0.28
7	Central/ State Govt. Institutions	0	0.00
8	Insurance Companies	6 92 42 757	4.97
9	Mutual Funds	3 22 76 842	2.32
10	Venture Funds/ Private Equity Funds	0	0.00
11	Customers	0	0.00
12	Suppliers	0	0.00
	Sub Total A	**33 60 28 628**	**24.11**
B	BASED OVERSEAS		
13	Foreign Individuals	0	0.00
14	Foreign Corporate Bodies	1 36 575	0.01
15	Foreign Institutional Investors (SEBI-registered)	28 76 67 847	20.64
16	Non Resident Indians (Individuals)	1 11 01 947	0.80
17	Non Resident Indian Corporate Bodies	0	0.00
	Sub Total B	**29 89 06 369**	**21.45**
C	GDRs/ADRs/ADSs	4 81 92 357	3.46
	Sub Total C	**4 81 92 357**	**3.46**
D	OTHERS (Please specify here ____________)		
	Sub Total D	**0**	**0.00**
	Sub Total II	**68 31 27 354**	**49.02**
	Grand Total	**1 39 35 08 041**	**100.00**

BROAD SUMMARY OF HOLDINGS	No.of Shares Held	% of Shareholding
Total Controlling/ Strategic Holdings	71 03 80 687	50.98
Total Free-float	68 31 27 354	49.02
Grand Total	1 39 35 08 041	100.00

SUMMARY OF DOMESTIC/FOREIGN HOLDINGS	No.of Shares Held	% of Shareholding
Total Domestic Holding	1 04 64 09 315	75.09
Total Foreign Holding	34 70 98 726	24.91
Grand Total	1 39 35 08 041	100.00

CONTROLLING/STRATEGIC HOLDERS
Name of the Company : RELIANCE INDUSTRIES LIMITED

Scrip Code 500325 Quarter Ended 30th September, 2007

Sr No	Holders Name	No.of Shares Held	% of Shareholding	Category Code
1	Petroleum Trust (through Trustees for sole beneficiary-M/s Reliance Industrial Investments and Holdings Ltd.)	10 46 60 154	7.51	I-A-2
2	Eklavya Mercantile Private Limited	6 13 37 013	4.40	I-A-2
3	Bhumika Trading Private Limited	6 05 98 878	4.35	I-A-2
4	Ekansha Enterprise Private Limited	5 97 09 857	4.28	I-A-2
5	Reliance Enterprises Limited	4 47 81 625	3.21	I-A-2
6	Bahar Trading Private Limited	4 33 28 996	3.11	I-A-2
7	Anumati Mercantile Private Limited	4 31 09 368	3.09	I-A-2
8	Madhuban Merchandise Private Limited	3 42 33 723	2.46	I-A-2
9	Sanatan Textrade Private Limited	3 41 27 009	2.45	I-A-2
10	Amur Trading Private Limited	3 30 04 017	2.37	I-A-2
11	Tresta Trading Private Limited	3 29 11 094	2.36	I-A-2
12	Ornate Traders Private Limited	3 22 07 491	2.31	I-A-2
13	Reliance Chemicals Private Limited	3 11 19 999	2.23	I-A-2
14	Reliance Polyolefins Private Limited	3 05 97 462	2.20	I-A-2
15	Reliance Life Sciences Private Limited	1 54 84 025	1.11	I-A-2
16	Reliance Consolidated Enterprises Private Limited	1 49 76 149	1.07	I-A-2
17	Aavaran Textiles Private Limited	1 32 58 167	0.95	I-A-2
18	Smt.K D Ambani	36 65 227	0.26	I-A-1
19	Pams Investments and Trading Company Private Limited	31 84 983	0.23	I-A-2
20	Reliance Aromatics and Petrochemicals Private Limited	29 71 000	0.21	I-A-2
21	Shri.M D Ambani	18 07 923	0.13	I-A-1
22	Smt.Nita Ambani	16 99 073	0.12	I-A-1
23	Ms.Isha M Ambani	16 82 195	0.12	I-A-1
24	Master Akash M Ambani	16 81 595	0.12	I-A-1
25	Fidelity Shares and Securities Private Limited	15 25 055	0.11	I-A-2
26	Reliance Welfare Association	12 27 734	0.09	I-A-2
27	Reliance Energy and Project Development Private Limited	10 29 000	0.07	I-A-2
28	Vita Investments and Trading Company Private Limited	3 08 395	0.02	I-A-2
29	Reliance Industrial Infrastructure Limited	86 000	0.01	I-A-2
30	Master Anant M Ambani	50 000	0.00	I-A-1
31	Jogiya Traders Private Limited	10 010	0.00	I-A-2
32	Fiery Investments and Leasing Private Limited (Amalgamated with Sanatan Textrade Private Limited)	1 150	0.00	I-A-2
33	Clarion Investments and Trading Company Private Limited (Amalgamated with Sanatan Textrade Private Limited)	1 060	0.00	I-A-2
34	Hercules Investments Private Limited	1 000	0.00	I-A-2
35	Nikhil Investments Company Private Limited	1 000	0.00	I-A-2
36	Orson Trading Private Limited (Amalgamated with Sanatan Textrade Private Limited)	1 000	0.00	I-A-2
37	Real Fibres Private Limited	1 000	0.00	I-A-2
38	Dainty Investments and Leasings Private Limited	210	0.00	I-A-2
39	Jagdanand Investments and Trading Company Private Limited	150	0.00	I-A-2
40	Jagdishvar Investments and Trading Company Private Limited	100	0.00	I-A-2
41	Kankhal Investments and Trading Company Private Limited	100	0.00	I-A-2
42	Kardam Commercials Private Limited	100	0.00	I-A-2
43	Kedareshwar Investments and Trading Company Private Limited	100	0.00	I-A-2
44	Krish Commercials Private Limited	100	0.00	I-A-2
45	Kshitij Commercials Private Limited	100	0.00	I-A-2
46	Nityapriya Commercials Private Limited	100	0.00	I-A-2
47	Priyash Commercials Private Limited	100	0.00	I-A-2
48	Pusti Commercials Private Limited	100	0.00	I-A-2
	Total	**71 03 80 687**	**50.98**	

FREE-FLOAT HOLDERS
DISCLOSE ONLY HOLDINGS OF 1% & ABOVE
(List holders Categorywise)

Name of the Company : RELIANCE INDUSTRIES LIMITED

Scrip Code 500325 Quarter Ended 30th September, 2007

Sr No	Holders Name	No.of Shares Held	% of Shareholding	Category Code	Relationship, if any with anyone in I
1	Life Insurance Corporation of India	5 76 64 373	4.14	II-A-8	NIL
2	Europacific Growth Fund	1 91 42 718	1.37	II-B-15	NIL
3	The Bank of New York as Depository (for GDRs)	4 81 92 357	3.46	II-C	NIL
	Total	12 49 99 448	8.97		

Reliance
Industries Limited

October 15, 2007

Ms. Neha Gada
DCS-CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

The Manager
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No. C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

Scrip Code : 500325

Trading Symbol: "RELIANCE EQ"

Dear Madam/Sirs,

Sub : Compliance with Clause 49 of the Listing Agreement

We send herewith the quarterly compliance report on Corporate Governance as on September 30, 2007, in terms of Clause 49 of the Listing Agreement.

Please take the same on record.

Thanking you,

Yours faithfully,
For Reliance Industries Limited

S. Sudhakar
Vice President
Corporate Secretarial

Encl : a/a

QUARTERLY COMPLIANCE REPORT ON CORPORATE GOVERNANCE

Name of the Company : RELIANCE INDUSTRIES LIMITED
Quarter ended on : SEPTEMBER 30, 2007

	Particulars	Clause of Listing Agreement	Compliance Status Yes / No /N.A	Remarks
	1	2	3	4
I.	**Board of Directors**	49 (I)		
(A)	Composition of Board	49 (IA)	Yes	The composition of the Board of Directors of the Company is in line with the requirements of Clause 49.
(B)	Non-executive Directors' compensation & disclosures	49 (IB)	Yes	Complied.
(C)	Other provisions as to Board and Committees	49 (IC)	Yes	Complied.
(D)	Code of Conduct	49 (ID)	Yes	Complied.
II.	**Audit Committee**	49 (II)		
(A)	Qualified & Independent Audit Committee	49 (IIA)	Yes	Established
(B)	Meeting of Audit Committee	49 (IIB)	Yes	Complied
(C)	Powers of Audit Committee	49 (IIC)	Yes	Empowered
(D)	Role of Audit Committee	49 (IID)	Yes	Role of Audit Committee has been specified.
(E)	Review of information by Audit Committee	49 (IIE)	Yes	The Audit Committee reviews all the information specified.
III.	**Subsidiary Companies**	49 (III)	Yes	Complied
IV.	**Disclosures**	49 (IV)		
(A)	Basis of related party transactions	49 (IVA)	Yes	Complied
(B)	Disclosure of Accounting treatment	49 (IVB)	Yes	Complied
(C)	Board Disclosures	49 (IVC)	Yes	Disclosures on Risk Management – complied.

	Particulars	Clause of Listing Agreement	Compliance Status Yes / No /N.A	Remarks
	1	2	3	4
(D)	Proceeds from public issues, rights issues, preferential issue, etc.	49 (IVD)	NA	Complied.
(E)	Remuneration of Directors	49 (IVE)	Yes	Disclosed in the Annual Report for the year 2006-07. Shall also be disclosed in the Annual Report for 2007-08.
(F)	Management	49 (IVF)	Yes	Management Discussion and Analysis Report was furnished in the Annual Report for 2006-07. It will also be furnished included in the Annual Report 2007-08.
(G)	Shareholders	49 (IVG)	Yes	Complied
V.	**CEO/CFO Certification**	49 (V)	Yes	Complied
VI.	**Report on Corporate Governance**	49 (VI)	Yes	Section on Corporate Governance along with a detailed compliance report was furnished in the Annual Report for 2006-07. It will also be furnished in the Annual Report 2007-08.
VII.	**Compliance**	49 (VII)	Yes	➢ Certificate from the auditors on compliance of conditions of Corporate Governance was furnished in the Directors' Report for the year 2006-07. It will also be furnished in the Annual Report 2007-08. ➢ Certificate from the auditors on compliance of conditions of Corporate Governance was furnished with the Directors' Report for 2006-07. It will also be furnished in the next Directors Report.

For **Reliance Industries Limited**

S. Sudhakar
Vice President
Corporate Secretarial

Reliance
Industries Limited

October 10, 2007

Mr. Ajith Sawant (DCS-CRD)
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No. C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

Scrip Code : 500325

Trading Symbol: 'RELIANCE EQ'

Dear Sirs,

Sub : Certificate under Clause 47(c)

We send herewith a certificate for the half-year ended September 30, 2007, duly signed by Shri Bhupendra K. Shroff, Practicing Company Secretary, pursuant to the provisions under sub-clause (c) of Clause 47 of the Listing Agreement with the Stock Exchanges.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

S. Sudhakar
Vice President
Corporate Secretarial

NSEIL
11 OCT 2007
CONTENTS NOT VERIFIED

Encl : a/a

Copy to: Luxembourg Stock Exchange, Luxembourg

bhupendra k. shroff
m.com.,ll.b.,
f.c.s., c.i.a. (u.s.a.)
practicing company secretary
(company law consultant)
504, dalamal chambers,
29, sir v. thackersey marg,
Mumbai - 400 020.
Tel : 22035948,22031048

CERTIFICATE

I have examined all relevant Books, Registers, Forms, documents and Papers of RELIANCE INDUSTRIES LIMITED (the Company) produced before me for the purpose of issuing the certificate under sub clause (c) of Clause 47 of the Listing Agreement with Stock Exchanges and based on such examination as well as information and explanations furnished to me which to the best of my knowledge and belief were necessary for the purpose of my certification, I hereby certify that in my opinion and to be best of my information and belief, the Company through its Registrar and Share Transfer Agents M/s. KARVY COMPUTER SHARE PRIVATE LIMITED, 46 Avenue 4, Street No.1, Banjara Hills, Hyderabad 500 034 has in relation to the half year ended September 30, 2007, delivered and all certificates within the respective period stipulated under the Listing Agreement from the date of lodgement for transfer, sub-division, consolidation, renewal and exchange.

BHUPENDRA K. SHROFF
Company Secretary
C.P. No.116

Place : Mumbai

Dated: 10/10/2007

bhupendra k. shroff
504, dalamal chambers,
29, sir v. thackersey marg,
bombay 400 020.

Reliance
Industries Limited

October 13, 2007

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Fax : 22722037

The Secretary
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra Kurla Complex
Mumbai 400 051
Fax : 26598237

Dear Sirs,

Sub. : Amalgamation of Indian Petrochemicals Corporation Limited with the Company - Allotment of Equity Shares

This is further to our letter dated September 11, 2007.

We now inform you that pursuant to the Scheme of Amalgamation of Indian Petrochemicals Corporation Limited (IPCL) with Reliance Industries Limited (the Company/RIL), the Company has today issued and allotted 6,01,40,560 fully paid up equity shares of Rs.10/- each to the shareholders of the erstwhile IPCL as on the record date, ie., October 12, 2007, in the ratio of 1 (one) equity share of RIL for every 5 (five) equity shares of IPCL.

We are in the process of having the new equity shares listed on both BSE and NSE.

This is for your information and record.

Thanking you,
Yours faithfully,
For Reliance Industries Limited

Mahavir Lunawat
Assistant Company Secretary

Copy to : All recognised stock exchanges in India
The Luxembourg Stock Exchange
National Securities Depositary Limited
Central Depositary Services (India) Limited
The Bank of New York Mellon Corporation - Depositary of RIL GDRs
Citi Bank NA - - Depositary of the GDRs of the erstwhile IPCL

END